SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Enable Midstream Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

292480100

(CUSIP Number)

Dana C. O’Brien

1111 Louisiana

Houston, Texas 77002

(713) 207-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 18, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292480100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CenterPoint Energy, Inc. 74-0694415
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 233,856,623 Common Units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 233,856,623 Common Units
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 233,856,623 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11** Approximately 55.4%
14	TYPE OF REPORTING PERSON HC; CO

*	Includes 94,151,707 Common Units and 139,704,916 Subordinated Units representing limited partner interests, which may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Third Amended and Restated Agreement of Limited Partnership of Enable Midstream Partners, LP (the “Partnership”), which is incorporated herein by reference to Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed on February 19, 2016. On March 25, 2014, in connection with its initial public offering, the Partnership effected a 1 for 1.279082616 Common Unit reverse split. For purposes of this Schedule 13D/A, all unit counts reflect the reverse unit split. Does not include 14,520,000 10% Series A Fixed-to-Floating Non-Cumulative Redeemable Perpetual Preferred Units representing limited partner interests in the Partnership (the “Series A Preferred Units”). See the discussion in Item 4 for more information regarding the Series A Preferred Units.
**	Based on the number of Common Units (214,541,450) and Subordinated Units (207,855,430) issued and outstanding as of February 1, 2016, as set forth in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the Securities and Exchange Commission on February 17, 2016.

CUSIP No. 292480100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CenterPoint Energy Resources Corp. 76-0511406
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 233,856,623 Common Units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 233,856,623 Common Units
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 233,856,623 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11** Approximately 55.4%
14	TYPE OF REPORTING PERSON CO

*	Includes 94,151,707 Common Units and 139,704,916 Subordinated Units representing limited partner interests, which may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Third Amended and Restated Agreement of Limited Partnership of the Partnership, which is incorporated herein by reference to Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed on February 19, 2016. On March 25, 2014, in connection with its initial public offering, the Partnership effected a 1 for 1.279082616 Common Unit reverse split. For purposes of this Schedule 13D/A, all unit counts reflect the reverse unit split.
**	Based on the number of Common Units (214,541,450) and Subordinated Units (207,855,430) issued and outstanding as of February 1, 2016, as set forth in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the Securities and Exchange Commission on February 17, 2016.

Explanatory Note: This Amendment No. 2 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed on June 9, 2014, as amended by Amendment No. 1 on Schedule 13D/A filed on February 1, 2016 (the “Original Schedule 13D”), with the Securities and Exchange Commission (the “Commission”) relating to the limited partner interests in Enable Midstream Partners, LP, a Delaware limited partnership (the “Issuer” or “Partnership”). The Original Schedule 13D is hereby amended and supplemented by CenterPoint Energy, Inc., a Texas corporation (“CenterPoint”), and CenterPoint Energy Resources Corp., a Delaware corporation (“CERC”, and, together with CenterPoint, the “Reporting Persons”) as set forth below in this Amendment (as so amended and supplemented, the “Schedule 13D/A”). Unless set forth below, all previous Items of the Original Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Original Schedule 13D.

Item 1.	Security and Issuer

This Item 1 shall be deemed to amend and restate Item 1 of the Original Schedule 13D in its entirety.

This Schedule 13D/A relates to the common units representing limited partner interests (the “Common Units”) of the Partnership. The Partnership’s principal executive office is at One Leadership Square, 211 North Robinson Avenue, Suite 150, Oklahoma City, Oklahoma 73102.

Upon the termination of the subordination period as set forth in the Third Amended and Restated Agreement of Limited Partnership of the Partnership attached hereto as Exhibit P (the “Partnership Agreement”), the subordinated units (“Subordinated Units”) representing limited partner interests in the Partnership held by the Reporting Persons are convertible into Common Units on a one-for-one basis as set forth in the Partnership Agreement.

References to the “General Partner” refer to Enable GP, LLC, a Delaware limited liability company and the general partner of the Partnership.

Item 4.	Purposes of Transactions

This Item 4 shall be deemed to amend and supplement Item 4 of the Original Schedule 13D as set forth below.

CenterPoint acquired the Series A Preferred Units reported herein for investment purposes.

The following describes plans or proposals that Reporting Persons may have with respect to the matters set forth in Item 4(a) of Schedule 13D:

(a) CenterPoint entered into a Purchase Agreement (the “Purchase Agreement”) on January 28, 2016 with the Partnership pursuant to which it agreed to purchase in a private placement (the “Private Placement”) an aggregate of 14,520,000 Series A Preferred Units for a cash purchase price of $25.00 per Series A Preferred Unit. Pursuant to the terms of the Purchase Agreement, CenterPoint purchased the Series A Preferred Units from the Partnership on February 18, 2016.

On February 18, 2016, in connection with the closing of the Private Placement, the Partnership entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with CenterPoint pursuant to which, among other things, the Partnership gave CenterPoint certain rights to require the Partnership to file and maintain a registration statement with respect to the resale of the Series A Preferred Units and any other series of preferred units or common units representing limited partner interests in the Partnership that are issuable upon conversion of the Series A Preferred Units (collectively, the “Registrable Securities”). Pursuant to the Registration Rights Agreement, the Partnership has agreed to file up to five registration statements for the resale of the Registrable Securities as soon as practicable upon receipt of a written request from a record holder (“Holder”) of Registrable Securities. Moreover, the Partnership has agreed to use reasonable best efforts to cause each such registration statement to remain effective for at least six months from its initial effectiveness. The Registration Rights Agreement provides certain customary piggyback rights. In the Registration Rights Agreement, the Partnership has agreed to indemnify Holders that elect to dispose of their Registrable Securities in any registration under the Securities Act of 1933, as amended (the “Securities Act”), against certain liabilities including liabilities under the Securities Act.

On February 18, 2016, in connection with the closing of the Private Placement and pursuant to the Purchase Agreement, the General Partner adopted the Partnership Agreement to, among other things, authorize and establish the terms of the Series A Preferred Units and the other series of preferred units that are issuable upon conversion of the Series A Preferred Units.

Pursuant to the Partnership Agreement, the Series A Preferred Units will rank senior to the Partnership’s common units with respect to the payment of distributions and distribution of assets upon liquidation, dissolution and winding up. The Series A Preferred Units have no stated maturity and are not subject to any sinking fund and will remain outstanding indefinitely unless repurchased or redeemed by the Partnership or converted into its common units in connection with a change of control.

Holders of the Series A Preferred Units will receive, on a non-cumulative basis and if and when declared by the General Partner, a quarterly cash distribution, subject to certain adjustments, equal to an annual rate of 10% on the stated liquidation preference from the date of original issue to, but not including, the five year anniversary of the original issue date and an annual rate of LIBOR plus a spread of 850 bps on the stated liquidation preference thereafter.

At any time on or after five years after the original issue date, the Partnership may redeem the Series A Preferred Units, in whole or in part, from any source of funds legally available for such purpose, by paying $25.50 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared. In addition, the Partnership (or a third-party with its prior written consent) may redeem the Series A Preferred Units following certain changes in the methodology employed by ratings agencies, changes of control or fundamental transactions as set forth in the Partnership Agreement. If, upon a change of control or certain fundamental transactions, the Partnership (or a third-party with its prior written consent) does not exercise this option, then the holders of the Series A Preferred Units have the option to convert the Series A Preferred Units into a number of common units per Series A Preferred Unit as set forth in the Partnership Agreement. The Series A Preferred Units are also required to be redeemed in certain circumstances if they are not eligible for trading on the New York Stock Exchange.

Holders of Series A Preferred Units will have no voting rights except for limited voting rights with respect to potential amendments to the Partnership Agreement that have a material adverse effect on the existing terms of the Series A Preferred Units, the issuance by the Partnership of certain securities, approval of certain fundamental transactions and as required by law.

Upon the transfer of any Series A Preferred Unit to a non-affiliate of CenterPoint, the Series A Preferred Units will automatically convert into a new series of preferred units (the “Series B Preferred Units”) on the later of the date of transfer and the second anniversary of the date of issue. The Series B Preferred Units will have the same terms as the Series A Preferred Units except that unpaid distributions on the Series B Preferred Units will accrue on a cumulative basis until paid.

In connection with the closing of the Private Placement and pursuant to the Purchase Agreement, on February 18, 2016, the General Partner, CERC and OGE Enogex Holdings LLC, a Delaware limited liability company, entered into a Waiver pursuant to which, among other things, CERC waived any preemptive rights it and its subsidiaries and affiliates may hold pursuant to Section 5.8 of the Partnership Agreement, with respect to the Partnership’s issuance and sale of the Series A Preferred Units to CenterPoint.

The summaries contained herein of the Registration Rights Agreement, Partnership Agreement, Purchase Agreement, and Waiver do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are included as Exhibits O, P, Q and R respectively, to this Schedule 13D/A and are incorporated herein by reference.

Item 5.	Interest in Securities of the Partnership

This Item 5 shall be deemed to amend and restate Item 5 of the Original Schedule 13D in its entirety.

(a)

•	CERC holds directly 94,151,707 Common Units, representing 43.9 % of the outstanding Common Units of the Partnership. CERC also holds 139,704,916 Subordinated Units, representing approximately 67.2% of the outstanding Subordinated Units of the Partnership.

•	CenterPoint, as the sole stockholder of CERC may, pursuant to Rule 13d-3, be deemed to beneficially own the 94,151,707 Common Units held of record by CERC, representing approximately 43.9% of the outstanding Common Units. In addition, CenterPoint may, pursuant to Rule 13d-3, be deemed to beneficially own the 139,704,916 Subordinated Units held by CERC, representing approximately 67.2% of the outstanding Subordinated Units of the Partnership.

•	Through their ownership interest in the General Partner, CenterPoint and CERC may be deemed to beneficially own an interest in the General Partner’s non-economic general partner interest and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions).

•	In addition, as of the date of this report, certain of the Listed Persons beneficially own the number and percentage of Common Units set forth in the following table.

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
Scott M. Prochazka	10,000	*

*	Less than 1% of the class beneficially owned.

The percentages set forth in Item 5(a) are based on the number of Common Units (214,541,450) and Subordinated Units (207,855,430) issued and outstanding as of February 1, 2016, as set forth in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the Securities and Exchange Commission on February 17, 2016.

The Series A Preferred Units are not included in the calculation of the Reporting Persons’ beneficial ownership. See the discussion in Item 4 for more information regarding the Series A Preferred Units.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Exhibit A to the Original Schedule 13D for additional information applicable to the Listed Persons. To the Reporting Persons’ knowledge, each of the Listed Persons listed in the table in Item 5(a) has sole voting power and dispositive power with respect to all of the Common Units reported for him in Item 5(a).

(c) Except as otherwise described herein, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons has effected any transactions in the Common Units during the past 60 days.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported on the cover pages of this Schedule 13D/A and in this Item 5. Except for the foregoing and the cash distributions described in the Partnership Agreement, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Partnership

This Item 6 shall be deemed to amend and supplement Item 6 of the Original Schedule 13D as set forth below.

The information provided in Item 4 above is hereby incorporated by reference herein.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Partnership.

Item 7.	Material to Be Filed as Exhibits

Exhibit A	Directors, Managers and Executive Officers of CenterPoint and CERC (filed as Exhibit A to the Schedule 13D/A of CenterPoint Energy, Inc. and CenterPoint Energy Resources Corp., filed with the Commission on February 1, 2016 and incorporated herein in its entirety by reference).

Exhibit B	Second Amended and Restated Agreement of Limited Partnership of Enable Midstream Partners, LP (filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed on April 22, 2014 and incorporated herein in its entirety by reference).

Exhibit C	Master Formation Agreement dated as of March 14, 2013 by and among CenterPoint Energy, Inc., OGE Energy Corp., Bronco Midstream Holdings, LLC and Bronco Midstream Holdings II, LLC filed as Exhibit 2.1 to the Partnership’s Registration Statement on Form S-1 (File No. 333-192542), filed on November 26, 2013 and incorporated herein in its entirety by reference).

Exhibit D	Contribution Agreement, dated as of May 30, 2014 by and among CERC, CenterPoint Energy Southeastern Pipelines Holding, LLC and the Partnership (filed as Exhibit D to the Schedule 13D of CenterPoint Energy, Inc. and CenterPoint Energy Resources Corp., filed with the Commission on June 9, 2014 and incorporated herein in its entirety by reference).

Exhibit E	Second Amended and Restated Limited Liability Company Agreement of Enable GP, LLC (filed as Exhibit 10.2 to CERC’s Quarterly Report on Form 10-Q (File No. 001-13265) filed with the Commission on November 12, 2013 and incorporated herein in its entirety by reference).

Exhibit F	First Amendment to the Second Amended and Restated Limited Liability Company Agreement of Enable GP, LLC (filed as Exhibit 10.2 to CenterPoint’s Current Report on Form 8-K (File No. 001-31447) filed with the Commission on April 22, 2014 and incorporated herein in its entirety by reference).

Exhibit G	Underwriting Agreement, dated as of April 10, 2014, by and among the Partnership, the General Partner, Enogex Holdings LLC and the underwriters named therein (filed as Exhibit 1.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on April 16, 2014 and incorporated herein in its entirety by reference).

Exhibit H	Registration Rights Agreement dated as of May 1, 2013 by and among CenterPoint Energy Field Services LP, CenterPoint Energy Resources Corp., OGE Enogex Holdings LLC, and Enogex Holdings LLC (filed as Exhibit 10.12 to the Partnership’s Registration Statement on Form S-1 (File No. 333-192542), filed on November 26, 2013 and incorporated herein in its entirety by reference).

Exhibit I	Indenture, dated as of May 27, 2014, between the Partnership and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on May 29, 2014 and incorporated herein in its entirety by reference).

Exhibit J	First Supplemental Indenture, dated as of May 27, 2014, by and among the Partnership, CERC, as guarantor, and U.S. Bank National Association, as trustee (filed as Exhibit 4.2 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on May 29, 2014 and incorporated herein in its entirety by reference).

Exhibit K	Registration Rights Agreement, dated as of May 27, 2014, by and among the Partnership, CERC, as guarantor, and RBS Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC, and RBC Capital Markets, LLC, as representatives of the initial purchasers (filed as Exhibit 4.3 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on May 29, 2014 and incorporated herein in its entirety by reference).

Exhibit L	Joint Filing Statement (filed as Exhibit L to the Schedule 13D of CenterPoint Energy, Inc. and CenterPoint Energy Resources Corp., filed with the Commission on June 9, 2014 and incorporated herein in its entirety by reference).

Exhibit M	Press release, dated as of January 29, 2016 (filed as Exhibit M to the Schedule 13D/A of CenterPoint Energy, Inc. and CenterPoint Energy Resources Corp., filed with the Commission on February 1, 2016 and incorporated herein in its entirety by reference).

Exhibit N	Press release, dated as of February 1, 2016 (filed as Exhibit N to the Schedule 13D/A of CenterPoint Energy, Inc. and CenterPoint Energy Resources Corp., filed with the Commission on February 1, 2016 and incorporated herein in its entirety by reference).

Exhibit O	Registration Rights Agreement, dated as of February 18, 2016 (filed as Exhibit 4.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on February 19, 2016 and incorporated herein in its entirety by reference).

Exhibit P	Third Amended and Restated Agreement of Limited Partnership, dated as of February 18, 2016 (filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on February 19, 2016 and incorporated herein in its entirety by reference).

Exhibit Q	Purchase Agreement, dated as of January 28, 2016, by and between CenterPoint Energy, Inc. and Enable Midstream Partners, LP (filed as Exhibit 10.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on February 1, 2016 and incorporated herein in its entirety by reference).

Exhibit R	Waiver Agreement by and among CenterPoint Energy Resources Corp., OGE Enogex Holdings LLC and Enable GP, LLC (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2016

CENTERPOINT ENERGY, INC.		CENTERPOINT ENERGY RESOURCES CORP.

By:	/s/ Dana C. O’Brien	By:	/s/ Dana C. O’Brien
Name:	Dana C. O’Brien	Name:	Dana C. O’Brien
Title:	Senior Vice President, General Counsel and Corporate Secretary	Title:	Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT R

WAIVER

February 18, 2016

Reference is hereby made to that certain Purchase Agreement (the “Purchase Agreement”), dated as of January 28, 2016, by and among Enable Midstream Partners, LP (the “Partnership”) and CenterPoint Energy, Inc., a Texas corporation, as purchaser (“CenterPoint”). Capitalized terms used but not defined herein shall have the meanings set forth in the Purchase Agreement.

CenterPoint Energy Resources Corp., a Delaware corporation (“CERC”), and OGE Enogex Holdings LLC, a Delaware limited liability company (“OGEH”), hereby waive any preemptive rights they and their respective subsidiaries and affiliates may hold pursuant to Section 5.8 of the Third Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of the date hereof (the “Partnership Agreement”), with respect to the Partnership’s issuance and sale of the Purchased Units to CenterPoint, pursuant to the Purchase Agreement. By agreeing to such waiver, CERC and OGEH do not waive any of their or their respective subsidiaries’ or affiliates’ rights under Section 5.8 of the Partnership Agreement with regard to future public offerings or private placements by the Partnership.

OGEH hereby waives any right of first offer or right of first refusal it and its subsidiaries and affiliates may hold pursuant to Section 4.11 and Section 4.12 of the Partnership Agreement with respect to any transfer of any Common Units into which any Series A Preferred Units, Series B Preferred Units or New Preferred Units may be convertible. By agreeing to such waiver, OGEH does not waive any of its or its subsidiaries’ or affiliates’ rights under Section 4.11 and Section 4.12 of the Partnership Agreement with regard to future public offerings or private placements by the Partnership.

Enable GP, LLC, a Delaware limited liability company and the general partner of the Partnership, hereby approves the Partnership Agreement pursuant to Section 13.3(b)(ii) of the Second Amended and Restated Agreement of Limited Partnership of the Partnership.

CERC and OGEH, in their capacities as Management Members of Enable GP, LLC, a Delaware limited liability company (the “General Partner”), as defined in the Second Amended and Restated Limited Liability Company agreement of the General Partner (the “LLC Agreement”) hereby approve the Partnership Agreement pursuant to Section 12.03(b)(i) of the LLC Agreement. CERC and OGEH hereby approve the Partnership Agreement pursuant to Section 13.3(b)(ii) of the Second Amended and Restated Agreement of Limited Partnership of the Partnership.

[Signature page to follow]

IN WITNESS WHEREOF, the undersigned executes this Waiver, effective as of the date first above written.

CENTERPOINT ENERGY RESOURCES CORP.

By:	/s/ Dana C. O’Brien
Name:	Dana C. O’Brien
Title:	Senior Vice President, General Counsel and Corporate Secretary

OGE ENOGEX HOLDINGS LLC
By: OGE Energy Corp., its sole member

By:	/s/ Stephen E. Merrill
Name:	Stephen E. Merrill
Title:	Chief Financial Officer

ENABLE GP, LLC

By:	/s/ John P. Laws
Name:	John P. Laws
Title:	Executive Vice President, Chief Financial Officer and Treasurer